Exhibit 99.1

Suntech Response to Solar Trade Petition

(San Francisco, Calif. — October 20, 2011) Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding Solarworld’s petition filed simultaneously with the US International Trade Commission (ITC) and the US Department of Commerce (DOC).

“We’re currently reviewing the petition filed with the US International Trade Commission and the US Department of Commerce. Anyone can file one of these actions; having filed an action is in no way a validation from the US government as to the merits of the action. Companies listed in the petition are not subject to a single blanket judgment, and each individual company, including Suntech, will respond in accordance with ITC & DOC guidelines. As a global company listed on the NYSE, we are confident in our position and well-prepared to substantiate our strict adherence to fair international trade practices. Until the issue is resolved, we will continue to work with our customers and partners to ensure business as usual.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s largest producer of solar panels for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 20 million photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ultimate outcome of any decisions by the ITC and DOC on the petition filed. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Walker Frost

Communications Manager

Tel: +1 (415) 268 8881

Email: walker.frost@suntech-power.com